August 6, 2013

VIA EDGAR AND FACSIMILE (202.772.9217)

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Alere Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-16789

Dear Mr. Rosenberg:

This letter is submitted by and on behalf of Alere Inc. (“Alere” or “the Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter to us dated July 10, 2013 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash Flow Summary

Summary of Changes in Cash Position, page 57

Comment No. 1

Your disclosure on pages 57 and 58 solely addresses cash flows for the current fiscal year. Please provide proposed revisions to your disclosure to be included in future periodic reports that include a balanced discussion of historical cash flows for all periods presented. Refer to Item 303(a)(1) of Regulation S-K.

Response to Comment No. 1

In future filings, we will revise our cash flow disclosure to include disclosure consistent with the following presentation (with the supplemental disclosures show below in bold font):

Cash Flow Summary

	Year Ended December 31,
	2012	2011	2010
Net cash provided by operating activities	$319,683	$271,253	$275,424
Net cash used in investing activities	(574,191)	(898,196)	(553,862)
Net cash provided by financing activities	285,745	540,080	196,259
Foreign exchange effect on cash and cash equivalents	(2,064)	(15,270)	(9,288)

Net increase (decrease) in cash and cash equivalents	29,173	(102,133)	(91,467)
Cash and cash equivalents, beginning of period	299,173	401,306	492,773

Cash and cash equivalents, end of period	$328,346	$299,173	$401,306

Summary of Changes in Cash Position

As of December 31, 2012, we had cash and cash equivalents of $328.3 million; a $29.2 million increase from December 31, 2011. Our primary sources of cash during 2012 included $319.7 million generated by our operating activities, $443.2 million of net proceeds received in connection with the issuance of our 7.25% senior notes, $198.0 million of net proceeds received in connection with the “Incremental B-2” term loans under our secured credit facility, $22.4 million of proceeds received from the sale of property, plant and equipment, $14.9 million from common stock issuances under employee stock option and stock purchase plans, $14.3 million of net proceeds under various revolving credit facilities, $12.7 million return on investment from equity method investments and $3.1 million from the sales of marketable securities. Our primary uses of cash during 2012 related to $424.6 million net cash paid for acquisitions, $311.6 million related to the repayment of long-term debt obligations, $137.4 million of capital expenditures, $56.3 million related to an increase in other assets, $21.3 million for cash dividends paid on our Series B Preferred Stock, $21.0 million related to payments of acquisition-related contingent consideration obligations, $12.3 million related to a make-whole payment incurred in connection with the repurchase of our 7.875% senior notes, $7.0 million for payment of capital lease obligations and $6.2 million related to the repayment of short-term debt obligations. Fluctuations in foreign currencies negatively impacted our cash balance by $2.1 million during the year ended December 31, 2012.

As of December 31, 2011, we had cash and cash equivalents of $299.2 million; a $102.1 million decrease from December 31, 2010. Our primary sources of cash during the year ended December 31, 2011 included $271.3 million generated by our operating activities, approximately $853.3 million of net proceeds received in connection with the refinancing of our credit facilities, $11.5 million received from the disposition of a business, $9.2 million from the sales of marketable securities and $37.9 million from common stock issuances under employee stock option and stock purchase plans. Our primary uses of cash during the year ended December 31, 2011 related to $631.3 million net cash paid for acquisitions, $283.9 million related to the repurchase of our preferred and common stock, $131.6 million of capital expenditures, net of proceeds from the sale of equipment, $28.3 million related to payments of acquisition-related contingent consideration obligations, $27.7 million related to an increase in other assets, which includes purchases of various licensing agreements totaling $33.0 million, $121.9 million net cash paid for equity method investments, which includes approximately $41.2 million paid for shares of Axis-Shield prior to our completion of the acquisition of the remaining shares outstanding, and an increase in our restricted cash balance of approximately $6.4 million. Fluctuations in foreign currencies negatively impacted our cash balance by $15.3 million during the year ended December 31, 2011.

As of December 31, 2010, we had cash and cash equivalents of $401.3 million, a $91.5 million decrease from December 31, 2009. Our primary sources of cash during the year ended December 31, 2010 included $275.4 million generated by our operating activities, $400.0 million of proceeds from the issuance of our 8.625% subordinated notes, $62.6 million of net proceeds received from the sale of our vitamins and nutritional supplements business, an $8.8 million return of capital from SPD, $3.5 million in cash dividends received from certain equity method investments, $3.2 million of proceeds from the sale of certain marketable securities, net of cash used to purchase marketable securities and $19.0 million of proceeds from common stock issuances under employee stock option and stock purchase plans. Our primary uses of cash during the year ended December 31, 2010 related to $523.5 million net cash paid for acquisitions and transactional costs, $146.8 million related to net repayments under our revolving line of credit, $95.4 million of capital expenditures, net of proceeds from the sale of equipment, $52.9 million paid to acquire the remaining non-controlling interest in Standard Diagnostics, $13.0 million paid for financing costs related to certain debt issuances, $9.8 million related to repayments of long-term debt and a $12.9 million increase in other assets, primarily relating to the purchase of licenses and other investments. Fluctuations in foreign currencies negatively impacted our cash balance by $9.3 million during the year ended December 31, 2010.

Operating Cash Flows

Net cash provided by operating activities during 2012 was $319.7 million, which resulted from a net loss from continuing operations of $77.9 million and $37.7 million of cash used to meet net working capital requirements during the period, offset by $435.3 million of non-cash items. The $435.3 million of non-cash items included, among other items, $456.8 million related to depreciation and amortization, a $30.6 million increase related to other non-cash items, $21.5 million of interest expense related to the amortization of deferred financing costs and original issue discounts, $15.7 million related to non-cash stock-based compensation and a $4.7 million non-cash charge related to the write-up of inventory to fair value in connection with the acquisition of Axis-Shield, partially offset by a $84.6 million decrease related to changes in our deferred tax assets and liabilities, which resulted in part from amortization of intangible assets, and $13.2 million in equity earnings in unconsolidated entities.

Net cash provided by operating activities during 2011 was $271.3 million, which resulted from a net loss from continuing operations of $133.3 million, $74.7 million of cash used to meet net working capital requirements during the period, offset by $479.2 million of non-cash items. The $479.2 million of non-cash items included, among other items, $397.6 million related to depreciation and amortization, a $383.6 million goodwill impairment charge related to our health management reporting unit and business segment, $37.6 million of interest expense related to the amortization of deferred financing costs and original issue discounts, and $21.2 million related to non-cash stock-based compensation, partially offset by a $288.9 million gain associated with the sale of our joint venture interest SPD, a $56.8 million decrease related to changes in our deferred tax assets and liabilities, which partially resulted from amortization of intangible assets, $8.5 million in equity earnings in unconsolidated entities and a $12.2 million decrease related to other non-cash items.

Net cash provided by operating activities during 2010 was $275.4 million, which resulted from net loss from continuing operations of $1.0 billion, $1.3 billion of non-cash items and $38.2 million of cash used to meet net working capital requirements during the period. The $1.3 billion of non-cash items included a $1.0 billion goodwill impairment charge related to our health management reporting unit and business segment, $372.8 million related to depreciation and amortization, $29.9 million related to non-cash stock-based compensation expense and $13.8 million of non-cash interest expense, including the amortization of deferred financing costs and original issue discounts, partially offset by a $74.4 million decrease related to changes in our deferred tax assets and liabilities resulting from amortization of intangible assets partially offset by the utilization of tax loss carryforwards, $10.6 million in equity earnings in unconsolidated entities and a $4.5 million gain recognized on the sale of marketable securities.

Investing Cash Flows

Our investing activities during 2012 utilized $574.2 million of cash, including $424.6 million net cash paid for acquisitions, $137.4 million of capital expenditures and $56.3 million related to an increase in other assets, which includes a $46.0 million note receivable and purchases of various licensing agreements totaling approximately $4.3 million, partially offset by $22.4 million of proceeds received from the sale of property, plant and equipment, a $12.7 million return on investment from equity method investments, which included $11.2 million return of capital from SPD, a $5.9 million decrease in our restricted cash balance and $3.1 million received from the sales of marketable securities.

Our investing activities during 2011 utilized $898.2 million of cash, including $631.3 million net cash paid for acquisitions, $131.6 million of capital expenditures, net of proceeds from the sale of equipment, $27.7 million related to an increase in other assets, which includes purchases of various licensing agreements totaling $33.0 million, $121.9 million net cash paid for equity method investments, which includes approximately $41.2 million paid for shares of Axis-Shield prior to our completion of the acquisition of the remaining shares outstanding, an increase in our restricted cash balance of approximately $6.4 million offset by $11.5 million received from the disposition of a business and $9.2 million received from the sales of marketable securities.

Our investing activities during 2010 utilized $553.7 million of cash, including $523.5 million used for acquisitions and transaction-related costs, net of cash acquired, $95.4 million of capital expenditures, net of proceeds from the sale of equipment, a $12.9 million increase in other assets, offset by $62.6 million of net proceeds received from the sale of our vitamins and nutritional supplements business, an $8.8 million return of capital from SPD, $3.5 million in cash dividends received from certain equity method investments and $3.2 million of proceeds from the sale of certain marketable securities, net of cash used to purchase marketable securities.

Financing Cash Flows

Net cash provided by financing activities during 2012 was $285.7 million. Financing activities during 2012 primarily included approximately $648.5 million of net proceeds received in connection with long-term debt issuances, which included $443.2 million of net proceeds received in connection with the issuance of our 7.25% senior notes and $198.0 million of net proceeds received in connection with the “Incremental B-2” term loans entered under our secured credit facility, $14.3 million of net proceeds under various revolving credit facilities, which included $22.5 million borrowed against our secured credit facility revolving line-of-credit, and $14.9 million of cash received from common stock issuances under employee stock option and stock purchase plans. The $443.2 million received in connection with the issuance of the 7.25% senior notes was offset by $267.4 million of cash payments related to repurchases of our 7.875% senior notes and $170.0 million used to pay down a portion of the outstanding balance under our revolving line-of-credit. In addition, we utilized approximately $21.3 million for dividend payments related to our Series B preferred stock, $21.0 million for payments of acquisition-related contingent consideration obligations, $12.3 million related to a make-whole payment incurred in connection with the repurchase of our 7.875% senior notes, $7.0 million for payment of capital lease obligations and $6.2 million related to the repayment of short-term debt obligations.

Net cash provided by financing activities during 2011 was $540.1 million. Financing activities during the year ended December 31, 2011 primarily included $2.1 billion of cash received in connection with entering into our new secured credit facility in June 2011. The $2.1 billion received in connection with the secured credit facility was offset by $1.3 billion of cash payments related to the termination and repayment of our former secured credit facility and related interest rate swap agreement. We utilized approximately $283.9 million to repurchase shares of our preferred and common stock, $28.3 million for payments of acquisition-related contingent consideration obligations, $5.4 million for dividend payments related to our Series B preferred stock and $4.2 million of principal payments on capital lease obligations. These cash payments were offset by $37.9 million of cash received from common stock issuances under employee stock option and stock purchase plans.

Net cash provided by financing activities during 2010 was $196.1 million. Financing activities during the year ended December 31, 2010 primarily included $400.0 million of proceeds from the issuance of our 8.625% subordinated notes and $19.0 million cash received from common stock issuances under employee stock option and stock purchase plans, offset by $146.8 million related to net repayments under our revolving line of credit, $52.9 million paid to acquire the remaining non-controlling interest of Standard Diagnostics, $13.0 million paid for financing costs related to certain debt issuances and $9.8 million related to repayments of long-term debt.

As of December 31, 2012, we had an aggregate of $19.6 million in outstanding capital lease obligations which are payable through 2019.

Critical Accounting Policies

(h) Goodwill and Other Long-Lived Intangible Assets

2012 Annual Goodwill Impairment Test, page 64

Comment No 2

You disclose that the fair value of your professional diagnostics and health information solutions reporting units exceeded their carrying values in your 2012 goodwill impairment tests by 7.9% and 9.4%, respectively. As these excesses do not appear substantial, please provide us proposed revised disclosure to be included in future periodic reports that expands your discussion of the uncertainty associated with your reporting unit fair value assessments to:

•

Discuss specifics regarding the degree of uncertainty associated with your identified key assumptions. In this regard, for example, please disclose when you assumed your health information solutions reporting unit will turn the corner to profitability and the uncertainties related to this assumption.

•	Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.

Response to Comment No. 2

As we indicate in our discussion of the methodology which we use to test goodwill and other long-lived and intangible assets on pages 63 and 64 of the Annual Report, in performing the impairment test, we consider both the income and market approaches, and our methodology for the income approach is based on a discounted cash flow analysis. Our conclusions related to the potential impairment of intangibles related to the both segments under the income approach considers that, as we disclose in Footnote 17, Financial Information by Segment, each of the reporting units has generated positive operating income before depreciation and amortization and goodwill impairment charges, a measure of cash flows, for each of the three years ended December 31, 2012. Therefore, our assessment of impairment is not reliant on the assumption that the health information solutions reporting unit will turn the corner to profitability; rather, our assessment is based upon assumptions of continuing positive cash flows.

With respect to the potential events and/or changes in circumstances that could reasonably be expected to negatively affect our key assumptions, we include the following disclosure on page 64 of the Annual Report:

The estimate of fair value requires significant judgment. We based our fair value estimates on assumptions that we believe to be reasonable but that are unpredictable and inherently uncertain, including estimates of future growth rates and operating margins and assumptions about the overall economic climate and the competitive environment for our business units. There can be no assurance that our estimates and assumptions made for purposes of our goodwill and identifiable intangible asset testing as of the time of testing will prove to be accurate predictions of the future. If our assumptions regarding business plans, competitive environments or anticipated growth rates are not correct, we may be required to record goodwill and/or intangible asset impairment charges in future periods, whether in connection with our next annual impairment testing or earlier, if an indicator of an impairment is present before our next annual evaluation.

In future filings, to the extent that fair values of reporting units exceed carrying values by less than 10%, we will include a similar disclosure following the disclosures of the specific amounts by which the fair values exceed the carrying values.

Notes to Consolidated Financial Statements

(16) Income Taxes, page F-59

Comment No. 3

Regarding the tax rate reconciliation on page F-62, please provide proposed revisions to your disclosure to be included in future periodic reports addressing why the line item “rate differential on foreign earnings” resulted in an increase of 42% in 2011 and a decrease of 2% in 2012.

Response to Comment No. 3

In future filings, we will add disclosure consistent with the following presentation below the rate reconciliation table (on page F-62 of the Annual Report) to explain the rate change associated with the impact of foreign earnings:

The 2011 rate differential on foreign earnings of 42 percent tax benefit arose primarily because a foreign subsidiary, which is a tax resident in a low tax jurisdiction, recognized a deferred gain on the sale of a joint venture interest. The 2012 rate differential on foreign earnings of 2 percent tax expense resulted primarily from the tax benefit associated with lower jurisdictional tax rates offset by tax expense associated with foreign earnings taxed at the US statutory rate.

*        *        *        *        *

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that the contents of this letter be afforded a prompt review. We will therefore be contacting you shortly consistent with our discussions. If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact me.

Sincerely,

/s/ Jay McNamara

Jay McNamara
Senior Counsel, Corporate & Finance

cc:	Ron Zwanziger, Chairman, Chief Executive Officer & President

David Teitel, Chief Financial Officer

Ellen Chiniara, General Counsel

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